UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number 0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  ☒  Form 40 F  ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2006-06 March 5, 2006

DESCRIPTION:

John W.W. Hick Named to the Queenstake Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date	March 17, 2006	By	“Dorian L. Nicol”“ (signed)
(Signature)

Dorian L. Nicol, President & CEO

NEWS RELEASE

News Release 2006-06	March 16, 2006
SEC file number 0-24096

John W.W. Hick Named to Queenstake Board of Directors

Denver, Colorado – March 16, 2006 – The Board of Directors of Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE)  announced the appointment of John W.W. Hick of Toronto as a Director effective today. He will also be nominated in management’s slate of directors for election at the Annual Meeting of Shareholders in Toronto on May 25, 2006.

Mr. Hick, 56, has over 20 years of executive management experience in the mining industry. He is Vice Chairman and has been a Director since 1998 of Rio Narcea Gold Mines, Ltd. He was most recently the Chief Executive Officer of Rio Narcea. Mr. Hick was President and Chief Executive Officer of Defiance Mining Corp and its predecessor company from 2001 until Defiance was acquired by Rio Narcea in 2004. He was Vice Chairman of TVX Gold for over four years until 1997, Chairman of Rayrock Yellowknife Mines Ltd. until its acquisition by Glamis Gold Ltd., Senior Vice President, Corporate for Placer Dome for three years until 1990 and Vice President and General Counsel of the Dome Mines Group of Companies for six years until 1987. Mr. Hick is also a Director of Cambior Inc., Revett Minerals Inc. and Hudson Resources Inc.

Robert L. Zerga, Chairman of Queenstake, said, “On behalf of the Board of Directors and the Company, we welcome John Hick to the Board. We are excited to have a well-recognized mining leader of John’s caliber with his financial, legal and management skills. He will be a valuable addition to our Board.”

Mr. Hick fills the vacancy on the Board of Directors from the retirement of Hugh Mogensen on January 20, 2006.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the wholly owned Jerritt Canyon District in Nevada.  Jerritt Canyon has produced over seven million ounces of gold from open pit and underground mines since 1981.  Current production at the property is from underground mines.  The Jerritt Canyon district comprises over 100 square miles of geologically prospective ground and represents one of the largest contiguous exploration properties in Nevada.

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For further information call:

Wendy Yang 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com